Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2019

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2019 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 19 December 2019 at 9:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the sixth session of the Board of Directors of the Company.

2.

To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

3.	To consider and approve the renewal of continuing connected transactions with China Life AMP Asset Management Co., Ltd.:

3.1

To consider and approve the Company Framework Agreement (as defined and described in the circular to be despatched by the Company to the shareholders (the “Circular”)) and the Pension Company Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto;

3.2

To consider and approve the CLIC Framework Agreement (as defined and described in the Circular), the CLP&C Framework Agreement (as defined and described in the Circular) and the CLI Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto.

4.	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.

SPECIAL RESOLUTION

5.

To consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

1 November 2019

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EGM AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the EGM from Tuesday, 19 November 2019 to Thursday, 19 December 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the EGM, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 18 November 2019.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the EGM.

2.	PROXY

(1)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the EGM (i.e. no later than 9:00 a.m. on 18 December 2019)(the proxy form for use at the EGM is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EGM

(1)

A shareholder or his proxy should produce proof of identity when attending the EGM. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the EGM in person or by their proxies should return the reply slip for attending the EGM in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 29 November 2019.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

5.	MISCELLANEOUS

(1)	Details of the above resolutions will be contained in the Circular to be despatched by the Company to the shareholders in due course.

(2)	The EGM is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(3)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

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